Syneron Announces Additional Regulatory Clearances in Q2 2005

Rate of Regulatory Clearances Worldwide for elos(TM) Products Continues Strongly

YOKNEAM, ISRAEL and TORONTO -- 06/28/2005 -- Syneron Medical Ltd. (NASDAQ: ELOS) announced that during Q2 2005 it received FDA clearances for two new Syneron applicators and was also granted additional regulatory clearances in several other markets.

The FDA cleared Syneron's new Aurora™ SR advanced applicator with broader specifications to treat superficial benign vascular and pigmented lesions. The FDA also granted clearance for Syneron's new advanced Aurora DS applicator with broader specifications for permanent hair reduction treatment. Both new applicators have been designed for use on the Aurora and Galaxy™ platforms.

Since March, Syneron has added three new regulatory clearances for the VelaSmooth™ system: Australia, Korea, and the Philippines. These new Asia-Pacific clearances follow regulatory clearances in the U.S., Canada, and Europe for the VelaSmooth, Syneron's medical device for the treatment of cellulite.

In Europe, Syneron received Medical CE Mark approval for its Comet™ high-speed hair removal system.

According to Syneron's head of regulatory and clinical affairs, Dr. Amir Waldman, "Syneron continues to strengthen its global leadership position with new product development and enhancements to our existing successful product offering. The momentum of clearances from regulatory authorities worldwide is testimony to the safety and efficacy of Syneron products and the elos™ technology on which they are based."

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos™ combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, elos, Aurora, Comet, Galaxy and VelaSmooth are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:

Moshe Mizrahy, CEO
Syneron Medical Ltd.
Tel: +972 4909 6200
moshem@syneron.com